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                           March 31, 2021

       Lawrence Kenyon
       President, Chief Executive Officer and Chief Financial Officer Outlook Therapeutics, Inc.
       4260 U.S. Route 1
       Monmouth Junction, New Jersey 08852

                                                        Re: Outlook
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254778

       Dear Mr. Kenyon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Yoon-jee Kim - Cooley
LLP